

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 7, 2017

Dr. Ali Tehrani
President and Chief Executive
Zymeworks Inc.
Suite 540—1385 West 8th Avenue
Vancouver, BC V6H 3V9
Canada

> **Re:** **Zymeworks Inc.**
> **Registration Statement on Form F-1**
> **Filed April 3, 2017**
> **File No. 333-217100**

Dear Dr. Tehrani:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors
U.S. civil liabilities may not be enforceable. . ., page 58

1.   We refer to your new statement that discusses your organizational documents' requirement that the Supreme Court of British Columbia be the sole and exclusive forum for certain actions brought against you, your directors and/or officers unless you otherwise consent. Please expand this disclosure to highlight that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

ZW33: Anti-HER2 Biparatopic Bispecific Azymetric ADC, page 129

2.   We refer to your statements on page 132 that you expect to submit an IND for ZW33 in the first quarter of 2017. However, we note that your website currently states that you

anticipate filing this IND in the second half of 2017. Please update your registration statement disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at 202-551-3636 or Jim B. Rosenberg, Senior Assistant Chief Accountant, at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Riccardo Leofanti
    Skadden, Arps, Slate, Meagher & Flom LLP